REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of The Managers Funds:
     Managers Emerging Markets Equity Fund:


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Managers Emerging Markets Equity Fund's (the "Fund") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 30, 1999, October 29, 1999 and December 31, 1999. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 30, 1999 and October 29, 1999, without prior notice to management, and December 31, 1999, and with respect to agreement of security purchases and sales, for the period from December 31, 1998 (the date of our last examination), through December 31, 1999:

- Confirmation of securities held by institutions in book entry form (i.e., the Depository Trust Company), including reconciliation of such confirmations to the custodian's records;

- Confirmation of securities held by unaffiliated international sub-custodians;

- Reconciliation of such securities to the books and records of the Fund and the custodian;

- Confirmation of a repurchase agreement with the bank and agreement of underlying collateral with custodian records; and

- Agreement of fifteen security purchases and fifteen security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

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In our opinion, management's assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 30, 1999, October 29, 1999 and December 31, 1999, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.




PricewaterhouseCoopers LLP
Boston, Massachusetts
February 22, 2000


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                       [THE MANAGERS FUNDS LOGO]

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
              OF THE INVESTMENT COMPANY ACT OF 1940



We, as members of management of Managers Emerging Markets Equity Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 30, 1999, October 29, 1999 and December 31, 1999, and from December 31, 1998 through December 31, 1999.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 30, 1999, October 29, 1999 and December 31, 1999, and from December 31, 1998 through December 31, 1999, with respect to securities reflected in the investment account of the Fund.


The Managers Funds
/s/Donald S. Rumery
Donald S. Rumery
Treasurer